Exhibit 99.1

Starfield Reports Results For First Quarter Ended May 31, 2012

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S./

TORONTO, July 11, 2012 /CNW/ - Starfield Resources Inc. (TSX: SRU)("Starfield", "the Company") today announced its financial results for the fiscal first quarter ended May 31, 2012 have been filed on SEDAR.

During the three months ended May 31, 2012, Starfield incurred costs for exploration totaling $60,000. The expenditures were directed primarily toward property maintenance at the Ferguson Lake and Stillwater properties. Administrative expenditures amounted to $400,000.

On May 7, 2012, the Company sold 179 mining claims in its Stillwater property to Stillwater Mining Company for US$2 million. The funds will be used for working capital and exploration in Canada and the United States.

As at July 11, 2012 the Company had approximately $2.2 million of cash on hand.

Starfield is continuing to review strategic alternatives for the Company and its assets.

The annual financial statements, management's discussion and analysis and additional information are available on the Company's website and on SEDAR.

About Starfield

Starfield Resources Inc. is an advanced exploration and development stage company.  The Company's primary asset is its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada.  Additional assets include a nickel-copper-cobalt-PGE-chrome project in the Stillwater district of Montana with historic copper, nickel, chromite resources (non 43-101 and not to be relied on) and the Superior copper project in California with two significant copper prospects, one of which has a historical copper resource.

Forward-Looking Statements

This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

%CIK: 0001074795

For further information:

Philip S. Martin
President and CEO
416-860-0400 ext 222
pmartin@starfieldres.com

Wayne Fraser
Interim Chief Financial Officer
416-860-0400
wfraser@starfieldres.com

www.starfieldres.com

CO: Starfield Resources Inc.

CNW 09:30e 11-JUL-12